FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD CORPORATION

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

Company Number at the Commercial Registry (NIRE) 35.300.089.901

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS ON

FEBRUARY 16, 2012

1.         DATE, TIME AND VENUE: February 16th, 2012, at 2 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city and state of São Paulo.

2.         MEETING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3.         CALL NOTICE AND ATTENDANCE: Call notice duly served under Section 15 of the Company’s Bylaws. Attendance by the majority of the exercising members.

4.         AGENDA: (i)  Analysis, discussion and approval of the Financial Statements related to the fiscal year ended on 2011, together with the Management Report and the Independent Auditor’s Report; (ii)  Increase of the capital stock of the Company upon the issuance of preferred shares, in compliance with the Company’s Stock Option Plans, subject to the limit of authorized capital.

5.         RESOLUTIONS: After the meeting was convened, the Board members examined the Agenda and resolved unanimously:

5.1.      To approve, without any correction, the Financial Statements and the Management Report related to the fiscal year ended on 2011, considering the Independent Auditor’s Report with a favorable report by the Fiscal Council. The members of the board also approved the forwarding of the Financial Statements and the Management Report, together with the Independent Auditor’s Report and the Report of the Fiscal Council, to the Shareholders General Meeting.

5.2.      To approve as a consequence of the exercise of the stock purchase options Series A2 Silver and Gold, A3 Silver and Gold, A4 Silver and Gold and A5 Silver and Gold, under the Company’s Stock Purchase Option Plans (“Plan”), approved at the Annual Meetings held on December 20, 2006, upon due observance of the Company’s authorized capital limit, pursuant to Section 6 of the Company’s Bylaws, the increase of the Company capital in the amount of five hundred and fifteen thousand, three hundred and twenty Brazilian reals and eighty two cents (R$ 515.320,82), through the issuance of thirty-six thousand and fifty-two (36.052) preferred shares, of which:

6.         (i) six thousand, five hundred and thirty-five (6,535) preferred shares, at the issuing price of  twenty-six Brazilian reals and ninety three cents (R$ 26.93) per share, in accordance with the Plan, totalling the amount of one hundred seventy-five thousand, nine hundred and eighty-seven Brazilian reals and fifty five cents (R$ 175,987.55), concerning the exercise of Serie A2 Silver; (ii) six thousand, one hundred and twenty-six (6,126) preferred shares, at the issuing price of one cents (R$ 0.01) per share, in accordance with the Plan, totalling the amount of sixty-one Brazilian reals and twenty six cents (R$ 61.26), concerning the exercise of Serie A2 Gold; (iii) seven thousand, two hundred and five (7,205) preferred shares, at the issuing price of twenty-seven Brazilian reals  and forty-seven cents (R$ 27.47) per share in accordance with the Plan, totalling the amount of one hundred and ninety-seven thousand, nine hundred and twenty-one Brazilian reals and thirty-five cents (R$ 197,921.35) concerning the exercise of Serie A3 Silver; (iv) seven thousand, two hundred and five (7,205) preferred shares, at the issuing price of one cents (R$ 0.01) per share in accordance with the Plan, totalling the amount of seventy-two Brazilian reals and five cents (R$ 72.05) concerning the exercise of Serie A3 Gold; (v) one thousand, one hundred and fifty-three (1,153) preferred shares, at the issuing price of forty-six Brazilian reals and forty-nine cents (R$ 46.49) per share in accordance with the Plan, totalling the amount of fifty-three thousand, six hundred and two Brazilian reals and ninety seven cents (R$ 53,602.97) concerning the exercise of Serie A4 Silver; (vi) four thousand, six hundred and twenty-four (4,624) preferred shares, at the issuing price of one cents (R$ 0.01) per share in accordance with the Plan, totalling the amount of forty-six Brazilian reals and twenty four cents (R$ 46.24) concerning the exercise of Serie A4 Gold; (vii) one thousand, six hundred and two (1,602) preferred shares, at the issuing price of fifty-four Brazilian reals and sixty nine cents (R$ 54.69) per share in accordance with the Plan, totalling the amount of eighty-seven thousand, six hundred and thirteen Brazilian reals and thirty eight cents (R$ 87,613.38) concerning the exercise of Serie A5 Silver and (viii) one thousand, six hundred and two (1,602) preferred shares, at the issuing price of one cents (R$ 0.01) per share in accordance with the Plan, totalling the amount of sixteen Brazilian reals and two cents (R$ 16.02) concerning the exercise of Serie A5 Gold. The preferred shares issued shall have the same characteristics and conditions and shall be entitled to the same rights and advantages as the existing preferred shares, under the Company bylaws, being however issued “ex right” to dividends concerning the fiscal year ended in 2011, which shall be declared at the Company’s Annual Shareholders’ Meeting.

2

As a result of the resolution above, the Company capital is changed from six billion, one hundred and twenty-nine million, four hundred and four thousand, nine hundred and thirty Brazilian reals and ninety nine cents (R$ 6,129,404,930.99) to six billion, one hundred and twenty-nine million, nine hundred and twenty thousand, two hundred and fifty-one Brazilian reals and eighty one cents (R$ 6,129,920,251.81) fully subscribed and paid, divided into two hundred and sixty million, two hundred and seventy-four thousand, six hundred and fifty-three (260,274,653) shares of no par value, of which ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one (99,679,851) are common shares and one hundred and sixty million, five hundred and ninety-four thousand, eight hundred and two (160,594,802) are preferred shares.

APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, February 16, 2012. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Members: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Arnaud Strasser, Jean Louis Bourgier, Candido Botelho Bracher e Pedro Henrique Chermont de Miranda.  This is a summary of the original, drawn up on the relevant book, according to Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

Renata Catelan P. Rodrigues

Secretary

3

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 28, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.